UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Bébé Confort

Baby Relax

Babidéal

MonBébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL PROVIDES SECOND HALF OVERVIEW

Montreal, July 12, 2005 — Dorel Industries Inc. (TSX: DII.SV, DII.MV; NASDAQ: DIIB) today stated that though it expects higher pre-tax earnings over 2004, certain issues within the Home Furnishings and Recreational/Leisure segments will impact earnings in the second half of the year.  Second quarter results, to be announced in early August, will be ahead of last year, but for the year after-tax earnings will be within the same range as the prior year. For the year ended December 30, 2004 Dorel earned US$100.1 million or US$3.04 per share. As previously announced, the Company’s effective tax rate in 2005 will be in the range of 15% to 20%, up from 6.4% in 2004.

Home Furnishings

In December, 2004 Gregory A. Carlson was named President of Ameriwood Industries, Dorel’s ready-to-assemble (RTA) division. A new Vice President of Operations was also appointed. “We are pleased with the work Greg and his team are doing but the reality is that the issues identified need longer to correct. Raw material matters are now under control and we expect improvement, but not before 2006,” stated Dorel President and CEO, Martin Schwartz.

“Our ready-to-assemble-furniture business faces a number of challenges, most significantly manufacturing inefficiencies, which are being addressed. With a new, invigorated senior management team in place, we are confident that the plan which has been formulated will bring about the required improvements necessary to achieve the desired results,” explained
Mr. Schwartz.

The segment’s other business units, Dorel Asia and Cosco Home & Office are both performing above expectations, driven by new product categories and additional customers at these two divisions. These improvements will help to offset the difficulties being experienced by the RTA operations.

Recreational / Leisure

Year-to-date sales within the majority of the product categories at Dorel`s Pacific Cycle division have increased over last year. The Schwinn Sting-Ray introduced in April 2004, became the fastest selling product in the history of the bicycle industry. Well over a half million units were sold within the eight months of 2004. Intense media attention on the bike, named by the Toy Industry Association as the 2004 Outdoor Toy of the Year, helped prompt the unprecedented sales. A combination of the filling of initial orders from retail customers last year and the fact that those customers began 2005 with full inventories, has resulted in lower sales of the Sting-Ray, with the majority of the impact expected in the second half of the year.

“Retail sales of the Sting-Ray continue to be above average as compared to other bicycle categories and remain a key part of the Schwinn portfolio. Market research indicates that the chopper style bicycle trend is continuing. Being the number one selling chopper-style bicycle in the world, the Sting-Ray brand has been expanded with the introduction of three-speed and electric models,” commented Mr. Schwartz.

Juvenile

Dorel’s Juvenile segment is continuing to demonstrate improved earnings over last year in both Europe and North America. In Europe, continued improvements are expected in several markets, where new travel systems, incorporating strollers and car seats, are being extremely well received. In addition, the benefits of the European integration that began in early 2004 are being seen in enhanced margins and earnings.

In North America, new products introduced last year are performing well. In addition, new booster seat legislation in the U.S. is having a positive impact on sales as several states begin to introduce expanded rules for the use of car seats for older infants. Similar legislation takes effect in Ontario on September 1st.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the design ing , manufactur ing and market ing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1 st brands as well Eddie Bauer and Disney Baby licensed products ; Ameriwood Industries, which market s ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses ; Cosco Home & Office , which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort , Maxi-Cosi, Quinny, Safety 1 st , Babidéal, and Baby Relax brands. Dorel Asia sources and imports home furnishings products .

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

July 12, 2005